  EXHIBIT 99.1

FSD Pharma Inc. and Celly Nutrition Corp. Announce Completion of Plan of Arrangement

TORONTO, November 30, 2023-- FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRA: 0K9A) (“FSD Pharma” or the “Company) and Celly Nutrition Corp. (“Celly Nu”) are pleased to announce the closing of the previously announced proposed distribution of a portion of FSD Pharma’s holdings of common shares of Celly Nu (“Celly Nu Shares”) to certain securityholders of FSD Pharma through a statutory plan of arrangement under section 182 of the Business Corporations Act (Ontario) (the “Plan of Arrangement”), pursuant to the arrangement agreement dated October 4, 2023 (“Arrangement Agreement”).

As described in FSD Pharma’s press release dated November 21, 2023, the record date of the Plan of Arrangement was set at November 28, 2023 (“Record Date”). On November 29, 2023, being the effective date for the distribution by FSD Pharma  of a portion of its Celly Nu Shares (the “Effective Date”) pursuant to the Plan of Arrangement, holders of class A multiple voting shares (“Class A Shares”), class B subordinate voting shares (“Class B Shares”), and holders of warrants exercisable for the purchase of Class B Shares, provided the applicable warrant certificate entitles the holder thereof to receive distributions substantially similar to those received by holders of Class B Shares (“FSD Pharma Distribution Warrants”; together with the holders of Class A Shares and Class B Shares, the “FSD Pharma Securityholders”), received one (1) Celly Nu Share for each Class A Share, Class B Share, or FSD Pharma Distribution Warrant held.  FSD Pharma Securityholders also received new Class A Shares, new Class B Shares, and new FSD Pharma Distribution Warrants (“New FSD Pharma Securities”) in exchange for their Class A Shares, Class B Shares, and FSD Pharma Distribution Warrants (the “Share Exchange”). Further details concerning the Share Exchange are set forth in the Circular (as defined below) and the Arrangement Agreement, each of which is available under FSD Pharma’s profile on SEDAR+ at www.sedarplus.ca.

New CUSIP and ISIN numbers for Class B Shares following the completion of the Plan of Arrangement are 35954B404 and CA35954B4047 respectively. New CUSIP and ISIN numbers for Class A Shares following the completion of the Plan of Arrangement are 35954B305 and CA35954B3056 respectively. The Celly Nu Shares distributed pursuant to the Plan of Arrangement have the CUSIP and ISIN numbers 150965200 and CA1509652006 respectively.

In order to receive Celly Nu Shares and New FSD Pharma Securities in respect of Class B Shares, Class A Shares, and/or FSD Pharma Distribution Warrants as of the Record Date, registered FSD Pharma Securityholders must complete, sign, date and return the letter of transmittal that was mailed to each registered FSD Pharma Securityholder. The letter of transmittal is also available under FSD Pharma’s profile on SEDAR+ at www.sedarplus.ca. For those FSD Pharma Securityholders whose Class B Shares, Class A Shares, and/or FSD Pharma Distribution Warrants are registered in the name of a broker, investment dealer, bank, trust company, trust or other intermediary or nominee, they should contact such nominee for assistance and should follow the instructions of such intermediary or nominee.

As disclosed in FSD Pharma’s press release dated November 15, 2023, the Celly Nu Shares distributed to FSD Pharma Securityholders as part of the Plan of Arrangement are subject to restrictions on resale. The Celly Nu Shares that are distributed may not be transferred until May 31, 2024, provided that, Celly Nu may, in its sole discretion, waive such restrictions, in whole or in part.

Further details regarding the Plan of Arrangement are described in the management information circular of FSD Pharma dated October 20, 2023 (the “Circular”), the supplement to the Circular filed November 15, 2023 (the “Supplement”), and the Arrangement Agreement, each of which is available under FSD Pharma’s profile on SEDAR+ at www.sedarplus.ca.

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Early Warning Disclosure

FSD Pharma has filed an early warning report in respect of Celly Nu. On the Effective Date, FSD Pharma completed a distribution of 45,712,529 Celly Nu Shares from its holdings to the FSD Pharma Securityholders (the “Distribution”).

This section of the press release discloses the requirements of National Instrument 62-103 - The Early Warning System and Related Take-Over Bid and Insider Reporting Issues (“NI 62-103”), in connection with the filing of an Early Warning Report by FSD Pharma in respect of Celly Nu Shares.

Since the last early warning report filed by FSD Pharma, Celly Nu announced a forward stock split of issued and outstanding Celly Nu Shares on the basis of two post-split shares for every one pre-split share on August 22, 2023.  As a result of the stock split, FSD Pharma’s shareholding increased by 100,000,000 Celly Nu Shares to an aggregate of 200,000,000 Celly Nu Shares.

As a result of the stock split and the Distribution, FSD Pharma’s shareholding changed from 100,000,000 Celly Nu Shares and an anti-dilution warrant (the “Anti-Dilution Warrant”) (which entitles FSD Pharma to exercise the warrant to increase their holding in Celly Nu to 25% for nominal consideration), representing 34.66% of the then outstanding Celly Nu Shares, to 154,287,471 Celly Nu Shares and the Anti-Dilution Warrant, representing 26.15% of the outstanding Celly Nu Shares on an undiluted basis.

FSD Pharma disposed of the Celly Nu Shares under the Distribution effected by way of the Plan of Arrangement.  For more information, please refer to the Circular and the Supplement.  In the future, FSD Pharma may evaluate its investment in Celly Nu from time to time and may, based on such evaluation, market conditions and other circumstances, increase or decrease its shareholdings as circumstances require through market transactions, private agreements, or otherwise.  A copy of the early warning report being filed by FSD Pharma may be obtained on Celly Nu’s SEDAR+ profile or by contacting FSD Pharma’s head office at 199 Bay St., Suite 4000, Toronto, Ontario, M5L 1A9, Canada.

About FSD Pharma

FSD is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly-owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), FSD is focused on the research and development of its lead compound, Lucid-MS (formerly Lucid-21-302) (“Lucid-MS”). Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. FSD has also licensed UNBUZZD™, a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of quickly relieving individuals from the effects of alcohol consumption for use in the consumer recreational sector, to Celly Nu and is entitled to a royalty on the revenue generated by Celly Nu from sales of products created using the technology rights granted under the licensing agreement. FSD continues its R&D activities to develop novel formulations for alcohol misuse disorders and continues the development of such treatments for use in the healthcare sector. FSD maintains a portfolio of strategic investments through its wholly-owned subsidiary, FSD Strategic Investments Inc., which represent loans secured by residential or commercial property.

About Celly Nu

Celly Nu is a pre-revenue, early-stage research and development company that intends on developing and manufacturing consumer products in the dietary supplement industry. Celly Nu is primarily focused on developing its business through certain intellectual property assets to create recreational and consumer prototype products that are expected to alleviate inebriation due to excessive alcohol consumption. Celly Nu is gearing up for a U.S. launch of their first product in 2024 with plans to expand globally.  The product will be available in multiple packages, catering to diverse consumer needs and promoting a healthier, more conscious approach to the consumption of alcohol.

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Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the timing of the distribution of the Celly Nu Shares, the development of FSD Pharma’s business, and Celly Nu’s product launch and international market expansion. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, or achievements to be materially different from those implied by such statements. This forward-looking information reflects FSD Pharma and Celly Nu’s current beliefs and is based on information currently available to FSD Pharma and Celly Nu and on assumptions FSD Pharma and Celly Nu believes are reasonable. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “intends”, “estimates”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Although the assumptions made by FSD Pharma or Celly Nu in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate. Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: the diversion of management time on Plan of Arrangement-related issues; reliance on key management and other personnel; general business, economic, competitive, political and social uncertainties; actual, and risks generally associated with the biotechnology or nutritional supplement industry; changes in laws and regulations; the actual results of FSD Pharma and Celly Nu’s future operations; Celly Nu’s ability to acquire and renew U.S. state, local, or other licences; lack of qualified, skilled labor or loss of key individuals; risks related to COVID-19 pandemic; deterioration of financial markets that could limit business expansion; Celly Nu’s ability to create, manufacture, and commercialize UNBUZZD™ or any other envisioned products; Celly Nu and FSD Pharma’s ability to respond to changes in consumer preferences; and Celly Nu’s limited operating history.

 Although FSD Pharma and Celly Nu have attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. FSD Pharma or Celly Nu undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws. Additional information relating to FSD Pharma and Celly Nu, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov. None of the securities to be issued pursuant to the Plan of Arrangement have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issuable in the Plan of Arrangement are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.

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Contacts:

FSD Pharma Inc.

Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board, FSD Pharma Inc.

Email: Zsaeed@fsdpharma.com

Telephone: (416) 854-8884

Investor Relations

Email: ir@fsdpharma.com, info@fsdpharma.com

Website: www.fsdpharma.com

ClearThink

Email: nyc@clearthink.capital

Telephone: (917) 658-7878

Celly Nutrition Corp.

John Duffy, Chief Executive Officer

Email: johnduffy@cellynutrition.com

Telephone: 508-479-4923

Website: www.cellynutrition.com

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